ICTV BRANDS, INC.

3,333,334 Shares of Common Stock offered by certain Selling Shareholders

To be sold in the market or in one or more private transactions

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We are registering the resale of 3,333,334 shares of our common stock which were previously issued to certain shareholders in private transactions.  As a result, the proceeds from sale of those 3,333,334 shares will not be received by us.  The shares being offered by the selling shareholders will be sold by them from time to time either in the market or in one or more private transactions.

Our common stock is traded in the OTCQX marketplace under the symbol ICTV and on the Canadian Securities Exchange under the symbol ITV.

Investing in our Common Stock involves risks that are described in the "RISK FACTORS" section of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is January 21, 2016

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No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by ICTV Brands, Inc. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.

Until March 1, 2016 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

TABLE OF CONTENTS

Prospectus Summary	1
Risk Factors	1
Use of Proceeds	1
Selling Shareholders	1
Plan of Distribution	2
Information with respect to ICTV Brands Inc.	2
Incorporation of Certain Information by Reference	2
Legal Matters	3
Experts	3

You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it.  You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.  We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

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PROSPECTUS SUMMARY

This summary highlights key aspects of our business that are described more fully elsewhere in this prospectus. This summary does not contain all of the information which you should consider before making an investment decision. You should read this entire prospectus carefully, including "Risk Factors" and the consolidated financial statements and the notes to the consolidated financial statements included elsewhere in this prospectus. In this prospectus, "we," "us," "our," "ours," “ICTV” and "the Company" refer to ICTV Brands Inc.

The Company

We are a direct response marketing and branding company focused on the health, wellness and beauty sector.  We develop, market and sell products through long-form infomercials which we produce, short-form advertising spots, live home shopping television, specialty outlets, online shopping, third party international distributors and traditional retail stores. We offer primarily health, beauty and wellness products as well as various consumer products, including DermaWandTM, a skin care device that reduces the appearance of fine lines and wrinkles, and helps improve skin tone and texture, DermaVital®, a professional quality skin care line that effects superior hydration, the CoralActives® brand of acne treatment and skin cleansing products, and Derma Brilliance®, a skin care resurfacing device that helps reduce visible signs of aging, JidueTM, a facial massager device which helps alleviate stress, and Good Planet Super SolutionTM, a multi-use cleaning agent.  We acquire the rights to our products that we market primarily via licensing agreements, acquisition and in-house development and sell both domestically and internationally.

We are a Nevada corporation, and our headquarters are located at 489 Devon Park Drive, Suite 315, Wayne, PA 19087.

The Offering

This prospectus offers for sale 3,333,334 shares of our common stock held by certain shareholders (the “Selling Shareholders”).  In October 2015, we raised $1,000,000 in additional working capital in a private offering to the Selling Shareholders.  In connection with the private offering, we agreed to register the shares for resale in order to allow the Selling Shareholders to sell their shares in the market or in one or more private sales.  Those shares are being offered hereby on behalf of the Selling Shareholders.

RISK FACTORS

Prospective purchasers of the shares offered by this prospectus should consider the risks inherent in investing in the Company.  The primary risk factors involved in the Company’s business are presented under Item 1A “Risk Factors” in the Company’s Annual Report on Form 10K for the year ended December 31, 2014, as filed with the Securities and Exchange Commission on March 19, 2015, and incorporated into this prospectus by reference.

USE OF PROCEEDS

The proceeds from the shares being offered by the Selling Shareholders will be retained by those shareholders, and will not be received by us.

SELLING SHAREHOLDERS

We are registering for resale 3,333,334 shares of our common stock which were issued by us to the Selling Shareholders listed below in a private offering.  None of the Selling Shareholders have held any position or office with us, or have had any other material relationship with us, or our predecessors or affiliates, during the past three years.

Name	Shares Presently Held	Shares Offered Hereby	Shares Owned After the Completion of the Offering	% Owned after the Completion of the Offering
Sandra F. Pessin	2,166,667	2,166,667	-	-
Brian L. Pessin	1,482,631	333,333	1,149,298	4.1%
Michael Cahr	433,334	333,334	100,000	0.4%
Edwin A. Levy[1]	697,818	333,333	364,485	1.3%
Robert A. Ayerle	465,867	166,667	299,200	1.1%

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 Mr. Levy is a registered broker-dealer.  As such, he is considered an underwriter in connection with the resale of his shares.

PLAN OF DISTRIBUTION

The shares will be sold by the Selling Shareholders from time to time either in the market or in one or more private transactions, and we will not receive the proceeds from those sales.  As to the shares being registered for sale by Edwin A. Levy, he will be considered an underwriter in connection with the sale of those shares.

INFORMATION WITH RESPECT TO ICTV BRANDS INC.

Description of Business and Properties.  The description of our business and properties is incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2014.  See “Incorporation of Certain Information by Reference,” below.

Legal Proceedings.  We are not a party to any pending legal proceeding or litigation and none of our property is the subject of a pending legal proceeding. Further, our officers and directors know of no legal proceedings against us or our property contemplated by any governmental authority.

Market Price of and Dividends on our Common Stock and Related Stockholder Matters.  Information regarding the market for our common stock, our dividend history, and common stock authorized for issuance under  equity compensation plans is incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2014.  See “Incorporation of Certain Information by Reference,” below.  As of December 14, 2015, we estimate that our shares are held by approximately 300 persons.  The range of reported high and reported low bid prices per share for our common stock for each fiscal quarter within the last two fiscal years, as reported by Stockwatch is set forth below.  These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

Quarter Ended	High	Low

September 30, 2015	.59	.39
June 30, 2015	.70	.49
March 31, 2015	.78	.43
December 31, 2014	.75	.64
September 30, 2014	.90	.64
June 30, 2014	.83	.58
March 31, 2014	1.05	.70
December 31, 2013	.90	.22

As of December 14, 2015, the closing price of our common stock was $0.258 per share.

Financial Statements.  Our audited financial statements as of and for the years ended December 31, 2014 and 2013, and our unaudited financial statements as of and for the quarter and the nine month period ended September 30, 2015, are incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2014, and our Quarterly Report on Form 10-Q for the period ended September 30, 2015.  See “Incorporation of Certain Information by Reference,” below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations.  Management’s discussion and analysis of financial condition and results of operations is incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2014, and our Quarterly Reports on Form 10-Q for the periods ended March 31, June 30 and September 30, 2015.  See “Incorporation of Certain Information by Reference,” below.

Directors and Executive Officers, Executive Compensation, Corporate Governance, Stock Ownership and Related Transactions.  Information regarding our directors and executive officers, executive compensation, corporate governance, stock ownership and transactions with related parties is incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2014.  See “Incorporation of Certain Information by Reference,” below.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We are subject to the information and periodic reporting requirements under Section 12(g) of the Securities Exchange Act. Accordingly, we file Annual Reports, Quarterly Reports, and Current Reports with the Securities and Exchange Commission on Forms 10-K, 10-Q and 8-K, respectively.  Any document we file may be read and copied at the Commission’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549.  Please call the Commission at 1-800-SEC-0330 for further information about the public reference room.  We are an electronic filer, and the Commission also maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.  Our reports are also available for review on our website at www.ictvbrands.com.

The following documents are incorporated by reference into this prospectus:

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The description of our common stock as found on page 10 of a Form S-1 Registration Statement filed by us on October 18, 2013

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Our Annual Report on Form 10-K for the year ended December 31, 2014 filed March 19, 2015

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Our Current Report on form 8-K filed March 19, 2015

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Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed May 7, 2015

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Our Current Report on form 8-K filed May 7, 2015

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Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 filed August 6, 2015

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Our Current Report on form 8-K filed August 6, 2015

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Our Current Report on form 8-K filed November 3, 2015

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Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2015 filed November 9, 2015

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Our Current Report on form 8-K filed November 9, 2015

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Our Current Report on form 8-K filed January 12, 2016

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus.  Copies will be provided upon written or oral request, and at no cost to the requester, by writing to ICTV Brands Inc. at 489 Devon Park Drive, Suite 315, Wayne, PA 19087, Attention: Corporate Secretary. Telephone requests may be directed to the office of the Corporate Secretary of the Company at 484-598-2300.

LEGAL MATTERS

The validity of the common stock offered by this prospectus will be passed upon for us by Levinson, Gritter & DiGiore, LLP, 120 E. Palmetto Park Road, Suite 425, Boca Raton, FL 33432.

EXPERTS

Our audited financial statements as of and for the years ended December 31, 2014 and 2013, incorporated by reference into this prospectus and registration statement, have been audited by EisnerAmper LLP, independent auditors, as set forth in their reports thereon appearing in conjunction with the financial statements, and are included in reliance upon their reports given on the authority of the firm as experts in auditing and accounting.

No dealer, sales representative or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by ICTV Brands, Inc. This prospectus does not constitute an offer of any securities other than those to which it relates or an offer to sell, or a solicitation of any offer to buy, to any person in any jurisdiction where such an offer or solicitation would be unlawful. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that the information set forth herein is correct as of any time subsequent to the date hereof.

Until March 1, 2016 all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

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